ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

May 28, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC

(File No. 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR an Initial Registration Statement on Form N-2 pursuant to the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Private Equity Fund, LLC (the “Fund”), a Delaware limited liability company.

Units of beneficial interest (the “Units”) of the Fund are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), since such Units will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act.

Please direct any questions or comments regarding this filing to the undersigned at (212) 596-9335. Thank you for your attention in this matter.

Very truly yours,

/s/ Frederick O. Quenzer

Frederick O. Quenzer

cc:	Caren Cunningham, AMG Funds LLC

Gregory C. Davis